UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor Glyfada, Athens, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐          No     ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

99.1	Press release dated December 2, 2010: Globus Maritime Declares Quarterly Dividend of $0.16 per Share for the Third Quarter Ended September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 2, 2010

GLOBUS MARITIME LIMITED

By:	/s/ Elias S. Deftereos
Name:	Elias S. Deftereos
Title:	Chief Financial Officer

Exhibit 99.1

GLOBUS MARITIME DECLARES QUARTERLY DIVIDEND OF $0.16 PER SHARE FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2010

Athens, Greece, December 2, 2010 – Globus Maritime Limited (“Globus Maritime” or the “Company”), (NASDAQ: GLBS), a dry bulk vessel owner/operator, announced today that the Company's Board of Directors has declared a $0.16 per share dividend for the third quarter ended September 30, 2010 payable on or about December 28, 2010 to shareholders of record on December 17, 2010.

This is the first quarterly cash dividend declared by the Company’s Board of Directors since the listing of its common stock on the Nasdaq Global Market on November 24, 2010. Prior to listing on the Nasdaq Global Market, the Company’s shares traded on the Alternative Investment Market of the London Stock Exchange.

George Karageorgiou, Chief Executive Officer of Globus Maritime, commented, “We are delighted to announce our first quarterly dividend since we commenced trading on the NASDAQ Global Market. The $0.16 per share dividend we declared for the third quarter 2010 is in line with our commitment of enhancing shareholder value while maintaining an appropriate level of cash on our balance sheet for future fleet growth.”

About Globus Maritime Limited

Globus is a global provider of seaborne transportation services for dry bulk cargoes, including among others iron ire, coal, grain, cement and fertilizers, along worldwide shipping routes. Globus’ subsidiaries own and operate three Supramax, one Panamax, and one Kamsarmax vessels, with a weighted average age of 3.7 years as at September 30, 2010, and a total carrying capacity of 319,913 DWT.

Safe Harbor Statement

This communication contains forward-looking statements. Forward-looking statements provide Globus Maritime’s current expectations or forecasts of future events. Forward-looking statements include statements about Globus Maritime’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Globus Maritime cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.

The risks and uncertainties include, but are not limited to:

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future operating or financial results;

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expectations regarding the strength of the future stabilization and growth of the shipping industry, including the rate of annual demand growth in the international dry bulk industry;

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future payments of dividends and the availability of cash for payment of dividends;

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future acquisitions, business strategy and expected capital spending;

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operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;

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general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

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Globus Maritime’s ability to repay its debt arrangements and grow using the available funds under its credit facility;

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assumptions regarding interest rates and inflation;

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change in the rate of growth of global and various regional economies;

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risks incidental to vessel operation, including discharge of pollutants and vessel collisions;

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Globus Maritime’s financial condition and liquidity, including its ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

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estimated future capital expenditures needed to preserve its capital base;

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Globus Maritime’s expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of its vessels;

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Globus Maritime’s continued ability to enter into charters;

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Globus Maritime’s ability to capitalize on its management team’s and board of directors’ relationships and reputations in the shipping industry to its advantage;

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changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

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expectations about the availability of insurance on commercially reasonable terms;

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unanticipated changes in laws and regulations; and

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potential liability from future litigation.

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Globus Maritime’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Globus Maritime’s filings with regulatory authorities. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus Maritime undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus Maritime describes in the reports it will file from time to time with regulatory authorities after the date of this communication.

For further information please contact:

Globus Maritime Limited

+30 210 960 8300

Elias Deftereos, CFO

deftereos@globusmaritime.gr

Capital Link – New York

+1 212 661 7566

Ramnique Grewal                         globus@capitallink.com